UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the plan year ended December 31, 2005

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 0-6645

A.  Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE MANITOWOC COMPANY, INC. RETIREMENT SAVINGS PLAN

B.  Name of the issuer of securities held pursuant to the plan and the address of it’s principal executive office:

THE MANITOWOC COMPANY, INC.

2400 South 44th Street

Manitowoc, WI  54220

REQUIRED INFORMATION

The following financial statement and schedules of The Manitowoc Company, Inc. Retirement Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

The Manitowoc Company, Inc.
Retirement Savings Plan

Manitowoc, Wisconsin

Financial Statements and Supplemental Schedule

Years Ended December 31, 2005 and 2004

The Manitowoc Company, Inc.
Retirement Savings Plan

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Plan Administrator
The Manitowoc Company, Inc.
   Retirement Savings Plan
Manitowoc, Wisconsin

We have audited the accompanying statements of net assets available for benefits of The Manitowoc Company, Inc. Retirement Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Manitowoc Company, Inc. Retirement Savings Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

May 18, 2006
Green Bay, Wisconsin

The Manitowoc Company, Inc.
Retirement Savings Plan

Statements of Net Assets Available for Benefits

	2005	2004

Assets

Investments:
Interest in The Manitowoc Company, Inc. Employees’ Profit Sharing Trust	$16,075,957	$13,812,347
Participant loans	69,115	47,881
Total assets	16,145,072	13,860,228

Liabilities

Benefit claims payable	1,725	1,716

Net assets available for benefits	$16,143,347	$13,858,512

See accompanying notes to financial statements.

The Manitowoc Company, Inc.
 Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2005 and 2004

	2005	2004

Additions to net assets attributed to:
Investment income:
Interest in net appreciation in fair value of The Manitowoc Company, Inc. Employees’ Profit Sharing Trust	$1,415,625	$1,295,938
Interest on participant loans	3,334	1,877
Total investment income	1,418,959	1,297,815
Contributions:
Employer match	28,703	0
Participant	2,140,824	2,045,381
Rollover	20,527	714
Total contributions	2,190,054	2,046,095
Total additions	3,609,013	3,343,910
Deductions from net assets attributed to:
Benefits paid to participants	1,114,945	658,031
Plan administrative expenses	21,976	20,041
Transfers to other plans	187,257	52,408
Total deductions	1,324,178	730,480
Net additions	2,284,835	2,613,430
Net assets available for benefits at beginning	13,858,512	11,245,082

Net assets available for benefits at end	$16,143,347	$13,858,512

See accompanying notes to financial statements.

The Manitowoc Company, Inc.
Retirement Savings Plan

Notes to Financial Statements

Note 1        Plan Description

The following description of The Manitowoc Company, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a retirement savings plan under Section 401(k) of the Internal Revenue Code. The Plan is available to all eligible employees of participating companies of The Manitowoc Company, Inc. (the “Company”) who have completed either a probationary period with a participating company or six months, whichever is shorter. An eligible employee is an hourly employee of a participating company who is covered by a collective bargaining agreement between the participating company and the union representing employees of the participating company. Participating companies in the Plan are Manitowoc Cranes, Inc.; Manitowoc Ice, Inc.; The Bay Shipbuilding Company; Manitowoc Marine Group, LLC; KMT Refrigeration, Inc.; and Marinette Marine Co., Inc., which are all wholly owned subsidiaries or divisions of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute from 1% to 75% of eligible compensation up to a maximum contribution allowable under the Internal Revenue Code. Effective May 29, 2005, those participants that are employed by Manitowoc Cranes, Inc. who are members of the Boilermakers Union shall receive matching contributions at the rate of 25% of the first 4% of eligible compensation.

Participants’ Accounts

All investments in participants’ accounts are participant-directed. The Plan allows participants to select from a variety of mutual funds including a money market fund, equity funds, and fixed income funds. The Plan also allows participants to purchase The Manitowoc Company, Inc. common stock.

Note 1        Plan Description (Continued)

Participants’ Accounts (Continued)

Each participant’s account is credited with the participant’s contributions, company contributions, and an allocation of plan earnings and is reduced for withdrawals. Plan earnings are determined and credited to each participant’s account on a daily basis in accordance with the proportion of the participant’s account to all accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Benefits

Plan benefits are available at normal retirement (age 65), disability retirement, death, and termination of employment with vested interests. Benefits are payable in one lump sum, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract.

Vesting

All employee contributions and related earnings are 100% vested immediately. Company matching contributions vest subject to a seven-year graded vesting schedule.

Participant Loans

In the event of financial hardship as defined by Internal Revenue Service regulations, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%. Loans are repaid through payroll deductions over a period not to exceed five years.

Expenses of the Plan

Administrative expenses of the Plan are paid from the assets of The Manitowoc Company, Inc. Employees’ Profit Sharing Trust (the “Master Trust”).

Note 1        Plan Description (Continued)

Forfeitures

Plan forfeitures arise as a result of participants who terminate service with the Company before becoming 100% vested in the Company’s matching contributions. These forfeitures are used to offset future employer matching contributions.

Transfers to Other Plans

The Plan and the Company allow participants to transfer account balances between other plans sponsored by the Company when they transfer to a new division or their job status (i.e., union versus nonunion) changes.

Plan Termination

The employer intends to continue the Plan indefinitely; however, the employer reserves the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants’ accounts shall become 100% vested and distributed to participants in accordance with the Plan’s provisions.

Note 2        Summary of Significant Accounting Policies

Method of Accounting

The financial statements of The Manitowoc Company, Inc. Retirement Savings Plan are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that directly affect the results of certain reported amounts and disclosures. Actual results may differ from these estimates.

Note 2        Summary of Significant Accounting Policies (Continued)

Investments

The Plan’s investments are commingled with other plans of The Manitowoc Company, Inc. in the Master Trust. Upon enrollment in the Plan, a participant may direct contributions in 1% increments in any of the defined investment options.

Investments are stated at fair value. Money market funds are stated at cost, which approximates fair value. Mutual funds and common stock of the Company are carried at current value which represents the quoted market values of the underlying investments. Common/collective trust funds are valued based on the market value of the underlying investment held by the fund. Participant loans are stated at cost, which approximates fair value.

Unrealized appreciation or depreciation is reflected for the year in the statement of changes in net assets available for benefits. Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

The average yield for the Capital Preservation Fund was 3.90% and 4.10% for the years ended December 31, 2005 and 2004, respectively. The crediting interest rate for this fund was 3.86% at December 31, 2005 and 2004.

Benefit Claims Payable

Benefit claims payable on the statement of net assets available for benefits relates to distributions requested prior to year-end, but completed subsequent to year-end.

Risks and Uncertainties

The Master Trust’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 3        Investments in the Master Trust

The Plan’s allocated share of the Master Trust’s net assets and investment activities is based upon the total of each participant’s share of the Master Trust. The percentage of the Plan’s assets to the total assets of the Master Trust is 4% as of December 31, 2005 and 2004. The Plan’s approximate allocated share of the net assets of each fund in the Master Trust at December 31, 2005 and 2004, was:

	2005	2004

Ameristock Mutual Fund	0%	7%
Columbia Acorn Fund	4%	3%
Janus Growth & Income Fund	7%	7%
Janus Small Cap Value Fund	7%	7%
Marshall International Stock Fund	5%	5%
JP Morgan Mid-Cap Growth Fund	6%	5%
T. Rowe Price Mid-Cap Value Fund	5%	4%
Vanguard Institutional Index Fund	6%	6%
Capital Preservation Fund	2%	2%
Manitowoc Moderate Growth Fund	6%	6%
Manitowoc Conservative Growth Fund	3%	3%
Manitowoc Aggressive Growth Fund	3%	4%
Manitowoc Company Stock Fund	4%	4%
PIMCO Funds Total Return Fund	4%	3%
Loan Fund	2%	2%
Hotchkis & Wiley Large-Cap Value Fund	6%	0%
American Beacon International Equity Fund	4%	0%

Note 3        Investments in the Master Trust (Continued)

Net assets held by the Master Trust at December 31 are as follows:

	2005	2004

Investments with fair value determined by quoted market price:
Common/collective trusts	$172,121,646	$164,979,148
Mtual funds	158,670,564	135,374,151
Investments in The Manitowoc Company, Inc. common stock	42,233,556	35,690,592

Total investments with fair value determined by quoted market price	373,025,766	336,043,891

Investmentsat cost:
Participant loans	2,832,787	2,292,963
Cash	893,379	698,508

Net assets of the Master Trust	$376,751,932	$339,035,362

Note 3        Investments in the Master Trust (Continued)

Investment income of the Master Trust is as follows:

	2005	2004

Investment income:
Interest and dividends	$2,059,056	$1,778,661
Net appreciation in fair value of investments	28,371,110	26,578,846

During 2005 and 2004, the Master Trust’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004

Mutual funds	$17,216,898	$19,772,316
Investment in The Manitowoc Company, Inc. common stock	11,154,212	6,806,530

Net appreciation	$28,371,110	$26,578,846

Investments that represent 5% or more of net Master Trust assets as of December 31, 2005 and 2004, are as follows:

	2005	2004

Manitowoc Moderate Growth Fund	$28,675,861	$25,693,925
Janus Small Cap Value Fund	41,454,675	40,133,912
The Manitowoc Company, Inc. Common Stock	42,233,556	35,690,592
Fidelity Managed Income Portfolio II	137,362,146	135,996,403

Note 4        Party-in-Interest Transactions

Transactions involving The Manitowoc Company, Inc. common stock are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Note 5        Tax-Exempt Status of the Plan

On June 2, 2004, the Internal Revenue Service declared that the Plan is qualified pursuant to Section 401 of the Internal Revenue Code. Plan management believes any amendments and events since the effective date of the last Internal Revenue Service determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

Note 6        Subsequent Events

Subsequent to December 31, 2005, the client added an ESOP and Roth 401(k) feature to the Plan.

Supplemental Schedule

The Manitowoc Company, Inc.
Retirement Savings Plan
Plan’s EIN #39-0448110 Plan #019

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

Participant loans*	Due dates range from 1 to 5 years - Interest rates range from 5% to 10%	$69,115

*Denotes party-in-interest

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on the 29th day of June, 2006.

THE MANITOWOC COMPANY, INC. RETIREMENT SAVINGS PLAN

/s/ Terry Growcock
Terry Growcock Chairman and Chief Executive Officer

/s/ Carl J. Laurino
Carl J. Laurino Senior Vice President and Chief Financial Officer

/s/ Thomas G. Musial
Thomas G. Musial Senior Vice President of Human Resources and Administration

EXHIBIT INDEX

Exhibit No.	Description	Filed Herewith

23.1	Consent of WIPFLI	X